As filed with the Securities and Exchange Commission on July 10, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Amendment No. 3
(Final Amendment)
to
SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

AURIZON MINES LTD.
(Name of Subject Company)

(Translation of Subject Company's name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

NORTHGATE MINERALS CORPORATION
NORTHGATE ACQUISITION ULC
(Bidders)

Common Shares, without par value
(Title of Class of Securities)

2064413
(CUSIP Number of Class of Securities (if applicable))

Kenneth G. Stowe
President and Chief Executive Officer
Northgate Minerals Corporation
815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(604) 681-4004
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Sabine	Steven M. Kaufman
Fraser Milner Casgrain LLP	Joseph G. Connolly, Jr.
1 First Canadian Place, 39th Floor	Joseph E. Gilligan
100 King Street West	Hogan & Hartson L.L.P.
Toronto, Ontario M5X 1B2	Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

June 1, 2006
(Date tender offer first published, sent or give to securityholders)

The purpose of this Amendment No. 3 is to file an additional exhibit to the Schedule 14D-1F. Accordingly, this Amendment No. 3 consists only of the facing page, this explanatory note and Parts II and IV to the Schedule 14D-1F. No changes have been made to Parts I and III of the Schedule 14D-1F, and therefore they have been omitted.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Amendment No. 3 to Schedule 14D-1F:

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)
2.1	Form of Letter of Transmittal. (2)
2.2	Form of Notice of Guaranteed Delivery. (2)
3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006. (6)
3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (3)
3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (4)
3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (4)
3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (5)
3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (5)
3.7	Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006. (6)
3.8	Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006. (6)
3.9	Material Change Report on Form 6-K previously furnished with the SEC on June 2, 2006. (7)
3.10	Material Change Report on Form 6-K previously furnished with the SEC on June 16, 2006. (7)
3.11	Material Change Report on Form 6-K previously furnished with the SEC on June 19, 2006. (7)
3.12	Press Release dated June 30, 2006 relating to the Supreme Court of British Columbia's decision regarding Northgate's offer. (8)
3.13	Press Release dated July 3, 2006 relating to the Court of Appeal of British Columbia's decision regarding Northgate's offer. (9)
3.14	Press Release dated July 7, 2006 relating to the withdrawal of Northgate's offer. (10)

(1)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006.

(2)    Previously filed with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed with the SEC on June 1, 2006.

(3)    Previously filed with Northgate's Registration Statement on Form F-8 filed with the SEC on June 1, 2006.

(4)    Previously filed by incorporation by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(5)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006.

(6)    Previously filed by incorporation by reference thereto with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed with the SEC on June 1, 2006.

(7)   Previously filed by incorporation by reference thereto with the Bidders' Amendment No. 1 to Schedule 14D-1F (File No. 005-78974) filed with the SEC on June 23, 2006.

(8)   Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on June 30, 2006.

(9)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on July 3, 2006.

(10)  Incorporated herein by reference to Material Change Report on Form 6-K previously furnished with the SEC on July 7, 2006.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-1F is true, complete and correct.

Northgate Minerals Corporation

/s/ Kenneth G. Stowe
Kenneth G. Stowe
President and Chief Executive Officer

Date: July 10, 2006

Northgate Acquisition ULC

/s/ Jon A. Douglas
Jon A. Douglas
Senior Vice President and Chief Financial Officer

Date: July 10, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)
2.1	Form of Letter of Transmittal. (2)
2.2	Form of Notice of Guaranteed Delivery. (2)
3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006. (6)
3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (3)
3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (4)
3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (4)
3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (5)
3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (5)
3.7	Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006. (6)
3.8	Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006. (6)
3.9	Material Change Report on Form 6-K previously furnished with the SEC on June 2, 2006. (7)
3.10	Material Change Report on Form 6-K previously furnished with the SEC on June 16, 2006. (7)
3.11	Material Change Report on Form 6-K previously furnished with the SEC on June 19, 2006. (7)
3.12	Press Release dated June 30, 2006 relating to the Supreme Court of British Columbia's decision regarding Northgate's offer. (8)
3.13	Press Release dated July 3, 2006 relating to the Court of Appeal of British Columbia's decision regarding Northgate's offer. (9)
3.14	Press Release dated July 7, 2006 relating to the withdrawal of Northgate's offer. (10)

(1)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006.

(2)    Previously filed with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed with the SEC on June 1, 2006.

(3)    Previously filed with Northgate's Registration Statement on Form F-8 filed with the SEC on June 1, 2006.

(4)    Previously filed by incorporation by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(5)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006.

(6)    Previously filed by incorporation by reference thereto with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed with the SEC on June 1, 2006.

(7)   Previously filed by incorporation by reference thereto with the Bidders' Amendment No. 1 to Schedule 14D-1F (File No. 005-78974) filed with the SEC on June 23, 2006.

(8)   Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on June 30, 2006.

(9)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously furnished with the SEC on July 3, 2006.

(10)  Incorporated herein by reference to Material Change Report on Form 6-K previously furnished with the SEC on July 7, 2006.